MATERIAL CHANGE REPORT

1.	Reporting Issuer

Romarco Minerals Inc. 1500 – 885 West Georgia Street Vancouver, BC V6C 3E8

2.	Date of Material Change

July 6, 2005

3.	Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco Minerals Inc. (“Romarco”) (TSXV: R) in Vancouver, British Columbia on July 6, 2005, a copy of which is attached to this Report as Schedule “A”.

4.	Summary of Material Changes

Surface trenching returns encouraging gold values at Cori Puncho.

5.	Full Description of Material Changes

Romarco has received additional assays from the surface exploration program currently in progress at its Cori Puncho Project in southern Peru. Recent trench sample results of 2.10 g/t gold over seven meters and 15 meters grading 1.58 g/t gold have confirmed the persistent level of gold mineralization on the Main Shear Zone target at Cori Puncho. The current mapping and sampling program is designed to prioritize targets for a drill program scheduled to commence once all necessary permits are obtained. The priority exploration target within the large Cori Puncho property position is called CP Hill where outcropping volcanic tuff hosted gold mineralization has been defined over an area measuring approximately 300 by 100 metres. This mineralization remains open in both strike directions and at depth. The Main Shear Zone on CP Hill has returned significant gold values from sampling over 10 to 30 metre widths with highly anomalous gold in adjacent rocks forming a mineralized zone up to 100 meters wide. CP Hill has never been drilled and is being viewed as a possible surface mineable occurrence. Cori Puncho is a 50/50 joint venture with NDT Ventures, a Northair Group Company. NDT is the operator of the project.

As part of the current program, the joint venture has excavated two trenches across portions of the outcropping Main Shear Zone with both trenches dug to bedrock and sampled on one meter intervals. One trench, excavated across the trace of the Main Shear Zone, averaged 2.10 g/t gold over seven metres. The trench was extended an additional 34 meters into the footwall with 16 of these samples exceeding 100 ppb with a high of 883 ppb. The second trench was dug approximately 40 meters to the south of the first trench. Sampling of the Main Shear Zone within this trench returned 15 meters of 1.58 g/t gold. The trench extended out into the foot wall an additional 23 meters with gold values for eight of these samples exceeding 100 ppb with a high value of 377 ppb. The exposure in these trenched areas was somewhat narrower than generally seen on CP Hill and contained possible fault blocks of less altered mineralized material. Most of the surface exposures of the Main Shear Zone have been disrupted by previous shallow mining and locally covered by small mine dumps. This contamination makes it difficult to obtain representative samples across much of the structure. A third trench was completed through cover on the northerly projection of the Main Shear Zone. This trench, located 150 meters north of the first trench, removed up to two meters of overburden before encountering outcrop and sub-crop which was sampled. Of the 50 meters sampled, the highest assay was 2.47 g/t gold over two metres with 30 meters of the trench averaging 0.49 g/t gold. Additional outcrop sampling was also completed a short distance south from this trench where six 2 meter wide rock chip samples averaged 1.08 g/t gold.

Earlier channel sampling by the joint venture, (see Press Release dated March 2, 2005), on the Main Shear Zone approximately 50 meters south of recent trenching identified 20 meters of 1.59 g/t gold. Work on this same segment of the structure by a major gold company reported 22 meters of 2.6 g/t gold in one trench and 30 meters at 0.857 g/t gold in another trench.

The mineralization within the Main Shear Zone apparently represents a feeder structure from which gold was dispersed to varying degrees into surrounding wall rocks. Within the hanging wall and footwall of the zone there are potentially important areas of mineralization related to parallel structures and areas of increased stockwork density and/or brecciation. The joint venture has identified priority drill targets on CP Hill and intends to complete a preliminary drilling program on this untested zone of mineralization once all necessary permits are obtained.

CP Hill lies on the southern end of a major northerly tending structural zone that can be traced on the joint venture’s property position for approximately four kilometers. The zone is highly altered and dotted with numerous historic mine workings. Preliminary surface work by the joint venture has identified areas for potential follow-up including one area with silver values up to 979 ppm.

The Project is under the supervision of Mr. Thomas H. Burkhart, Vice President, Exploration for NDT, who is a Qualified Person as defined by NI 43-101. Romarco’s Qualified Person is Mr. Robert M. Hatch, V.P. Exploration.

6.	Reliance on Subsection 75(2) of the Securities Act (Ontario) Not applicable.

7.	Omitted Information

Not applicable .

8.	Senior Officer

For further information, please contact Ralf Langner, VP-Finance and Corporate Secretary at (604) 688-9271.

9.	Date of Report

July 6, 2005

ROMARCO MINERALS INC.
885 West Georgia, Suite 1500	Tel: (604) 688- 9271
Vancouver, British Columbia	Fax: (604) 688- 9274
Canada V6C 3E8	info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE	July 6, 2005

SURFACE TRENCHING RETURNS ENCOURAGING GOLD VALUES AT CORI PUNCHO,
DRILLING PLANNED

ROMARCO MINERALS INC. (“TSXV: R” – the “Company”) is pleased to announce that it has received additional assays from the surface exploration program currently in progress at its Cori Puncho Project in southern Peru. Recent trench sample results of 2.10 g/t gold over seven meters and 15 meters grading 1.58 g/t gold have confirmed the persistent level of gold mineralization on the Main Shear Zone target at Cori Puncho. The current mapping and sampling program is designed to prioritize targets for a drill program scheduled to commence once all necessary permits are obtained. The priority exploration target within the large Cori Puncho property position is called CP Hill where outcropping volcanic tuff hosted gold mineralization has been defined over an area measuring approximately 300 by 100 metres. This mineralization remains open in both strike directions and at depth. The Main Shear Zone on CP Hill has returned significant gold values from sampling over 10 to 30 metre widths with highly anomalous gold in adjacent rocks forming a mineralized zone up to 100 meters wide. CP Hill has never been drilled and is being viewed as a possible surface mineable occurrence. Cori Puncho is a 50/50 joint venture with NDT Ventures, a Northair Group Company. NDT is the operator of the project.

As part of the current program, the joint venture has excavated two trenches across portions of the outcropping Main Shear Zone with both trenches dug to bedrock and sampled on one meter intervals. One trench, excavated across the trace of the Main Shear Zone, averaged 2.10 g/t gold over seven metres. The trench was extended an additional 34 meters into the footwall with 16 of these samples exceeding 100 ppb with a high of 883 ppb. The second trench was dug approximately 40 meters to the south of the first trench. Sampling of the Main Shear Zone within this trench returned 15 meters of 1.58 g/t gold. The trench extended out into the foot wall an additional 23 meters with gold values for eight of these samples exceeding 100 ppb with a high value of 377 ppb. The exposure in these trenched areas was somewhat narrower than generally seen on CP Hill and contained possible fault blocks of less altered mineralized material. Most of the surface exposures of the Main Shear Zone have been disrupted by previous shallow mining and locally covered by small mine dumps. This contamination makes it difficult to obtain representative samples across much of the structure. A third trench was completed through cover on the northerly projection of the Main Shear Zone. This trench, located 150 meters north of the first trench, removed up to two meters of overburden before encountering outcrop and sub-crop which was sampled. Of the 50 meters sampled, the highest assay was 2.47 g/t gold over two metres with 30 meters of the trench averaging 0.49 g/t gold. Additional outcrop sampling was also completed a short distance south from this trench where six 2 meter wide rock chip samples averaged 1.08 g/t gold.

Earlier channel sampling by the joint venture, (see Press Release dated March 2, 2005), on the Main Shear Zone approximately 50 meters south of recent trenching identified 20 meters of 1.59 g/t gold. Work on this same segment of the structure by a major gold company reported 22 meters of 2.6 g/t gold in one trench and 30 meters at 0.857 g/t gold in another trench.

The mineralization within the Main Shear Zone apparently represents a feeder structure from which gold was dispersed to varying degrees into surrounding wall rocks. Within the hanging wall and footwall of the zone there are potentially important areas of mineralization related to parallel structures and areas of increased stockwork density and/or brecciation. The joint venture has identified priority drill targets on CP Hill and intends to complete a preliminary drilling program on this untested zone of mineralization once all necessary permits are obtained.

CP Hill lies on the southern end of a major northerly tending structural zone that can be traced on the joint venture's property position for approximately four kilometers. The zone is highly altered and dotted with numerous historic mine workings. Preliminary surface work by the joint venture has identified areas for potential follow-up including one area with silver values up to 979 ppm.

The Project is under the supervision of Mr. Thomas H. Burkhart, Vice President, Exploration for NDT, who is a Qualified Person as defined by NI 43-101.

Romarco's Qualified Person is Mr. Robert M. Hatch, V.P. Exploration.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at dgarrett@romarco.com or Mr. Ralf Langner, V.P. Finance at (604) 688-9271 or by e-mail at rlangner@romarco.com

ON BEHALF OF ROMARCO MINERALS INC.

“Diane R. Garrett”

Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY
OR ACCURACY OF THIS PRESS RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.